Schedule B

The following table lists all transactions completed by the Reporting Persons in the Common Shares since the Reporting Persons' most recent filing on December 1, 2025, which were all completed through open market purchases.

Tether Investments, S.A. de C.V.:

Date	Shares Bought	Price
December 2, 2025	405,000	4.149
December 3, 2025	131,407	4.182
January 5, 2026	215,866	4.2335
January 6, 2026	219,339	4.2733
January 7, 2026	260,824	4.3827
January 8, 2026	178,665	4.3802
January 9, 2026	268,350	4.4707
January 12, 2026	432,029	4.7039
January 13, 2026	571,893	4.7395
January 14, 2026	337,519	4.8318
January 15, 2026	333,307	4.8792